November 15, 2024

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Keira Nakada
Angela Lumley

RE:     Krispy Kreme, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-40573

On behalf of Krispy Kreme, Inc. (the “Company”), I am providing the responses below to the comments conveyed in your letter dated October 18, 2024. The text of your comments is set forth below in bold, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 7 – Vendor Finance Programs
Supply Chain Financing Programs, page 74

1.We have reviewed your response to prior comment 2. Please address the following to clarify the difference between the contracts under the SCF program and the contracts outside of the SCF program:

•You state in your response that your purchase contracts are negotiated to minimize purchase prices and to obtain commercially reasonable payment terms that are in line with industry peers. Tell us whether the prices and payment terms of the vendors participating in the SCF program are in line with your other vendors that do not participate in the SCF program;

Pricing and payment terms are among the key provisions negotiated in our purchase contracts. As disclosed in our last Form 10-K, there are observable differences in the range of our payment terms. Specifically, we have historically prioritized negotiating longer payment terms (i.e., greater than 180 days) with some of our key vendors, and these vendors have also elected to participate in the SCF programs. However, it is important to note that a vendor’s participation in the SCF programs is not required, and a vendor’s decision to participate (or not) does not impact the pricing in the purchase contract. While we acknowledge that negotiating longer payment terms could correlate to higher prices being charged by a vendor, prices are not conditioned upon a vendor’s participation in the SCF programs.

•You state in your response that the payment terms of the purchase contracts are not contractually conditioned upon a vendor’s participation in a SCF program. However, on page 74 of your Form 10-K for the fiscal year ended December 31, 2023, you state that the “typical payment terms for trade payables range up to 180 days outside of the SCF program, depending on the type of vendors and the nature of the supplies or services. For vendors under the SCF program, the Company has established payable terms ranging up to, but not exceeding, 360 days.” Please resolve this discrepancy;

See the response above. Additionally, we plan to revise this description in our next Form 10-K to clarify the following points: (1) We have historically prioritized negotiating longer payment terms with some of our key vendors, (2) these vendors were offered the opportunity to participate in the SCF programs, and (3) payment terms and pricing negotiations were independent of, and not conditioned upon, a vendor’s participation in the SCF programs.

•You state in your response that there are no costs, interest, or fees charged to you by the SCF provider. Clarify whether any fee is charged by your vendors, which may be charged in the form of a higher price than they would charge outside of the SCF provider. In this regard, during the earnings call for the quarterly periods ended March 31, 2023 and June 30, 2023, Mr. Jeremiah Ashukian stated that you were reducing your reliance on vendor financing as it became “a more expensive way to provide financing.” In addition, he stated that the expense from vendor financing hits adjusted EBITDA. Describe the expenses to which Mr. Jeremiah Ashukian was referring; and

My remarks during these earnings calls were made in the following context: Historically, the Company has prioritized negotiating longer payment terms and conceded less preferable pricing with some of its key vendors. As part of our continual evaluation of our purchase contracts, we have noted that (1) increased pricing has more than offset savings realized on the Company's financing costs, and (2) while interest costs on borrowings are excluded from Operating Income and Adjusted EBITDA, the increased costs paid to these vendors are included in both metrics. As a result, we have concluded that it is preferable to focus on obtaining beneficial prices, potentially at the cost of shorter payment terms. The use of shorter payment terms will likely eliminate the need for our vendors to participate in the SCF programs.

•You state in your response that some vendors no longer participate in the SCF programs. Tell us whether the terms of your purchase contracts, including prices and payment terms, have remained the same with these vendors before and after their SCF program termination.

We regularly negotiate the terms of purchase contracts with our vendors, and the contractual terms rarely remain the same when contracts are renewed. As we have shifted our focus to obtaining beneficial prices and accepting shorter payment terms, vendors’ interest in participating in the SCF programs has diminished. In some cases, the negotiation of purchase contracts has resulted in the Company selecting new vendors, so the previous vendor’s participation in the SCF programs would come to an end.

The liabilities outstanding under the SCF programs have declined to less than $9 million at the end of the third quarter of 2024. We expect these liabilities to continue to decline as we continue to negotiate purchase contracts with shorter payment terms that diminish vendors’ desire to participate in the SCF programs.

Please contact me at jashukian@krispykreme.com if you have any questions or additional comments.

Sincerely,

/s/ Jeremiah Ashukian

Jeremiah Ashukian
Chief Financial Officer
Krispy Kreme, Inc.